EXHIBIT 99.1

POET Technologies Partners with LuxshareTech and Announces Availability of 400G and 800G Receive Optical Engines

TORONTO, Feb. 02, 2023 (GLOBE NEWSWIRE) --  POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and artificial intelligence markets, today announced that it has started sampling 400G FR4 and 800G 2xFR4 receive optical engines (RXOEs). POET will partner with Luxshare Technology Co., Ltd. (“LuxshareTech”), a global technology provider for data-communication facilities and enterprise-level products to enable the sale of power-efficient and cost-optimized 400G and 800G transceiver solutions.

"LuxshareTech is focused on expanding its 400G and 800G pluggable transceivers portfolio for the data center market,” said Mike Gao, GM of LuxshareTech’s Opto-electronic business unit. "We are pleased to work with POET Technologies and use their highly integrated chiplet platform to enable us to achieve a solution with superior performance and ease of compact module assembly.”

“The 400G and 800G FR4 RXOEs are the first of their kind to integrate photonic and electronic components on a single interposer chiplet. We expect customers to benefit from the simplified design, superior performance and lower cost offered by POET’s wafer-scale integration and passive assembly of components,” said Raju Kankipati, Vice President of Product Management at POET. “We are excited to work with LuxshareTech as a lead customer. LuxshareTech’s experience in designing and manufacturing high-speed optical transceivers and POET’s innovative technology can be mutually beneficial in bringing high-volume and low-cost solutions to the data center market.”

The POET 400G FR4 RXOE, produced by Super Photonics Xiamen, the Company’s JV, integrates a quad trans-impedance amplifier (TIA), four high-speed photodiodes and an optical demultiplexer integrated in a single chiplet measuring 12x5mm. The 800G 2xFR4 RXOE consists of an integrated octal trans-impedance amplifier (TIA), eight high-speed photodiodes and two optical demultiplexers in a single chiplet measuring 15x5mm. Customers of POET’s RXOEs have the option to procure the engines with integrated fiber array unit (FAU), which provides an even more complete solution for next-generation data center interconnects. The 400G and 800G RXOEs achieve superior performance through better integration of photodiodes and TIA and exceed the industry standard specifications for 400GBASE-FR4 interfaces.

POET expects to complete design verification testing and reliability qualification of the RXOEs in the first half of 2023 and start production in the second half of 2023.

An FAQ containing more information on the Company’s partnership with LuxshareTech will appear later today on the POET Blog (https://poet-technologies.com/blog.html).

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

About Luxshare Technology Co., Ltd.
Luxshare Technology Co., Ltd. (“LuxshareTech”) is a global designer and manufacturer of cable, connector, module assembly and sub-system solutions for consumer, automotive, cloud, and enterprise applications. Dedicated to flexible design, agile manufacturing, and collaborative partnerships, LuxshareTech works with technology leaders to create innovative solutions that transform industries. LuxshareTech is a subsidiary of Luxshare Precision Industry Co., Ltd. (002475.SZ), which was founded in 2004 and is based in Dongguan, China. Learn more at http://en.luxshare-tech.com

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s announced products and those of its customers.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions, which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success of the Company’s announced products, the timing of completion of its development efforts, the successful implementation of its 400G and 800G receive optical engines into transceiver modules, the success of its customer’s products, the capabilities of its operations, including its joint venture, to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of its optical engines to be incorporated into its customer’s transceiver products, the failure of its customer’s products to achieve market penetration, operational risks including the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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